September 21, 2016

Mr. Tom Jones

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SpectraScience, Inc. Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed September 13, 2016 File No. 000-13092

Dear Mr. Jones:

Thank you for the comment and questions raised in your letter of September 19, 2016, regarding the referenced filing. In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Security Ownership of Certain Beneficial Owners and Management, page 4

1.	Please tell us which of your filings includes a complete copy of your articles of incorporation as amended to date, including the August 25, 2014 amendment mentioned in your Form 8-K filed September 13, 2016. See Regulation S-K Item 601(b)(3). Also tell us which filing includes as an exhibit the certificate of designation of your Series AA Super Voting Preferred stock. Confirm our understanding that the certificate of designation reflects the amount of par value that – according to the Form 8-K – your affiliates paid for the preferred stock.

A review of the Company’s filings reveals that it inadvertently has omitted filing the Amended and Restated Articles of Incorporation dated as of August 21, 2014 and filed with the Secretary of State of Minnesota on August 25, 2014 (the “Articles”) and the Certificate of Designation of the Relative Rights and Preferences of the Series AA Super Voting Preferred Stock dated as of April 15, 2016 and filed with the Secretary of State of Minnesota on April 19, 2016 (the “Designation”). Accordingly, concurrent with the filing of this Correspondence, the Company is filling a Form 8-K with the Articles and Designation included as exhibits.

In addition, the Company confirms that the par value of the Series AA Super Voting Preferred Stock is reflected in the Designation.

Securities and Exchange Commission

September 21, 2016

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the Staff may have concerning our filings.

Sincerely,

/S/ LOWELL W. GIFFHORN
Lowell W. Giffhorn
Chief Financial Officer